Exhibit 1

MIND CTI Reports Second Quarter 2021 Results

Yoqneam, Israel, August 10, 2021 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced its results for the second quarter ended June 30, 2021.

The following will summarize our major achievements in the second quarter of 2021 as well as our business. The financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights

●	Revenues of $7.2 million, compared with $5.6 in the second quarter of 2020.
●	Operating income of $1.9 million, or 26% of total revenues, compared with $1.4 million, or 25% of total revenues in the second quarter of 2020.
●	Net income was $1.5 million, or $0.07 per share, compared with $1.4 million, or $0.07 per share in the second quarter of 2020.
●	Cash flow from operating activities in the quarter of $3.2 million, compared with $1.3 million in the second quarter of 2020.

Six Month Financial Highlights

●	Revenues of $13.3 million, compared with $11.6 million in the first six months of 2020, with the increase attributed to the messaging segment.
●	Operating income of $3.5 million, or 26% of total revenues, compared with $2.7 million or 23% of total revenues in the first six months of 2020.
●	Net income of $3.0 million, or $0.15 per share, compared with $2.6 million, or $0.13 per share in the first six months of 2020.
●	Cash flow from operating activities in the first six months of 2021 was $3.8 million, compared with $2.3 million in the first six months of 2020.

Monica Iancu, MIND CTI CEO, commented: “Our messaging segment was favorably impacted by singular campaigns carried out by a few customers. This unprecedented growth in our messaging segment is temporary in nature. At the same time, our telecom markets continue to be challenging, with low demand and strong competition. The messaging markets, unlike our traditional ones, are difficult to predict, as external factors have a strong impact on both revenues and margins. As the proportion of messaging business out of our total revenue increases, we expect our business results to present higher volatility in revenue, margins, and cash flows compared to past years. We continue to invest in new technologies and are expanding our platforms to better support digital transformations.”

Cash Position

Our cash position, including short and long-term deposits and marketable securities, was $15.4 million as of June 30, 2021, compared with $12.8 million as of June 30, 2020. Cash position fluctuates between quarters as a result of timing of payments, mainly in the messaging segment.

As previously announced, the Board declared, on March 4, 2021, a cash dividend of $0.26 per share before withholding tax. The dividend declared and distributed in April 2021 was approximately $5.2 million.

Revenue Distribution for Q2 2021

The Americas represented 35%, Europe represented 57% and the rest of the world represented 8% of total revenues.

Customer care and billing software totaled $3.0 million, or 43% of total revenues, enterprise messaging and payment solutions were $3.6 million, or 50% of total revenues and enterprise call accounting software totaled $0.6 million, or 7% of total revenues.

Maintenance and additional services were over 99% of total revenues.

Revenue Distribution for the First Six Months of 2021

The Americas represented 34%, Europe represented 57% and the rest of the world represented 9% of total revenues.

Customer care and billing software totaled $6.1 million, or 46% of total revenues, enterprise messaging and payment solutions were $6.1 million, or 46% of total revenues and enterprise call accounting software totaled $1.1 million, or 8% of total revenues.

Maintenance and additional services were 94% of total revenues.

Active Pursuit of Acquisitions

As previously announced, we continue targeting potential acquisitions that could be a source of growth, by focusing on acquisition targets at reasonable valuations that satisfy the criteria we defined: proven revenues, complementary technology or geography and expected accretion to earnings within two to three quarters.

In the last few years, when evaluating acquisition targets, we faced increased competition from cash-rich corporations as well as the private equity industry, both sectors having high liquidity that they allocate to M&A activities.

The excess of demand for acquisition targets has pushed valuations to highs, making it ever more challenging for us to find attractive deals.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania, Germany and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements”, including estimations relating to the impact of the COVID-19 pandemic and mitigation measures in connection thereto, expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, the impact of the COVID-19 pandemic on our customers and economic conditions in our key markets, as well as the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	U.S. dollars in thousands (except per share data)

REVENUES	$7,242	$5,635	$13,364	$11,643
COST OF REVENUES	3,429	2,599	6,232	5,477
GROSS PROFIT	3,813	3,036	7,132	6,166
OPERATING EXPENSES:
Research and development	962	928	1,975	1,921
Selling and marketing	568	245	850	674
General and administrative	417	455	829	876
Total operating expenses	1,947	1,628	3,654	3,471
OPERATING INCOME	1,866	1,408	3,478	2,695
FINANCIAL INCOME, net	37	134	50	126
INCOME BEFORE TAXES ON INCOME	1,903	1,542	3,528	2,821
TAXES ON INCOME	389	129	532	234
NET INCOME	$1,514	$1,413	$2,996	$2,587

EARNINGS PER SHARE - in U.S. dollars
Basic	$0.08	$0.07	$0.15	$0.13
Diluted	$0.07	$0.07	$0.15	$0.13

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	19,997	19,898	19,991	19,898
Diluted	20,221	20,028	20,243	20,083

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30,	December 31,
	2021	2020
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,966	$8,260
Short-term bank deposits	8,280	7,180
Marketable securities	212	1,576
Accounts receivable, net:
Trade	3,298	2,134
Other	332	269
Prepaid expenses	220	273
Total current assets	19,308	19,692

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Severance pay fund	2,100	1,823
Deferred income taxes	134	127
Property and equipment, net of accumulated depreciation and amortization	159	159
Right-of-use assets, net of accumulated depreciation	1,633	1,775
Intangible assets, net of accumulated amortization	614	702
Goodwill	8,055	8,139
Total assets	$32,003	$32,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$1,688	$1,278
Other	2,678	1,908
Current maturities of lease liabilities	369	346
Deferred revenues	2,750	2,113
Total current liabilities	7,485	5,645

LONG-TERM LIABILITIES:
Deferred revenues	81	85
Lease liabilities, net of current maturities	1,285	1,492
Employee rights upon retirement	2,145	1,865
Deferred income taxes	184	211
Total liabilities	11,180	9,298

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,281	27,202
Accumulated other comprehensive loss	(699)	(522)
Accumulated deficit	(4,675)	(2,472)
Treasury shares	(1,138)	(1,143)
Total shareholders’ equity	20,823	23,119
Total liabilities and shareholders’ equity	$32,003	$32,417

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,514	$1,413	$2,996	$2,587
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	50	47	101	93
Accrued severance pay	50	35	68	65
Deferred income taxes, net	(20)	(18)	(28)	(18)
Unrealized gain from marketable securities, net	(17)	(78)	(15)	(27)
Realized loss (gain) on sale of marketable securities, net	7	(2)	10	(7)
Employees share-based compensation expenses	47	57	83	113
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	396	(268)	(1,216)	229
Other	(127)	(124)	(68)	(189)
Decrease (increase) in prepaid expenses	16	26	53	(40)
Increase (decrease) in accounts payable and accruals:
Trade	208	197	453	(137)
Other	685	(54)	790	(125)
Change in operating lease liability	18	28	(42)	(5)
Increase (decrease) in deferred revenues	419	12	633	(218)
Net cash provided by operating activities	3,246	1,271	3,818	2,321

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(20)	(41)	(34)	(53)
Severance pay funds	(33)	(30)	(65)	(63)
Proceeds from sale (investment in) of marketable securities	1,003	140	1,369	(8)
Proceeds from (investment in) short-term bank deposits	(1,460)	(3,805)	(1,100)	(70)
Net cash provided by (used in) investing activities	(510)	(3,736)	170	(194)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	(5,197)	(4,775)	(5,197)	(4,775)
Net cash used in financing activities	(5,197)	(4,775)	(5,197)	(4,775)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(11)	61	(85)	6

DECREASE IN CASH AND CASH EQUIVALENTS	(2,472)	(7,179)	(1,294)	(2,642)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	9,438	11,016	8,260	6,479
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$6,966	$3,837	$6,966	$3,837